As filed with the Securities and Exchange Commission on September 25, 2000

Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

SANGSTAT MEDICAL CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)

94-3076-069
(I.R.S. Employer Identification No.)

__________________________

6300 Dumbarton Circle
Fremont, California 94555
(510) 789-4300
(Address and telephone number of Registrant's principal executive offices)

Carole L. Nuechterlein, Esq.
SangStat Medical Corporation
6300 Dumbarton Circle
Fremont, California 94555
(510) 789-4300
(Name, address and telephone number of agent for service)

___________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE
Title Of Shares To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Common Shares, par value $.001, of SangStat Medical Corporation	451,128	$15.1125	$6,817,671.90	$1,800

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average bid and asked price of our common stock on the Nasdaq National Market as of September 22, 2000.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 2000

PROSPECTUS

SANGSTAT MEDICAL CORPORATION

451,128 COMMON SHARES

This prospectus relates to 451,128 shares of the common stock of SangStat Medical Corporation, a Delaware corporation, that may from time to time be sold by BioPharma Equities Holdings NV. We will not receive any of the proceeds from the sale of these shares. We have agreed to bear all expenses (other than underwriting discounts and commissions) in connection with the registration and sale of these shares. See "Selling Stockholder" and "Plan of Distribution."

The shares may be sold from time to time by the selling stockholder. Such sales may be made in the over-the-counter market, or on the Nasdaq National Market (the "Nasdaq") or on other exchanges if the shares are listed for trading thereon, or otherwise at prices and at terms then prevailing, at prices related to the then current market price or at negotiated prices. The shares may be sold by any one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The shares covered by this prospectus were acquired by the selling stockholder from us on February 15, 2000. The selling stockholder acquired the shares in a private placement exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act.

The selling stockholder and any broker-dealers, agents or underwriters that participate with the selling stockholder in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Our common shares are traded on the Nasdaq under the symbol "SANG". On September 22, 2000, the closing sale price per share, as reported by the Nasdaq, was $15.4375.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is September 25, 2000.

The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission, or SEC. Such reports and other information (which are not incorporated by reference herein and do not form a part hereof except as stated below under "Incorporation of Certain Information by Reference") filed with the SEC are available to the public over the Internet at the SEC's web site at http://www.sec.gov and may be read and copied at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C., or at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for more information about the SEC's public reference facilities. You also may find information about us at our website, http://www.sangstat.com.

We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement. Certain items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements made in this prospectus as to the content of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference into this prospectus the following documents that we have previously filed with the SEC:

    Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;
    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
    Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed May 1, 2000;
    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;
    Our Current Report on Form 8-K filed February 28, 2000;
    Our Current Report on Form 8-K filed May 17, 2000;
    Our Current Report on Form 8-K filed July 14, 2000;
    Our Current Report on Form 8-K filed July 21, 2000;
    Our Current Report on Form 8-K filed August 2, 2000;
    Our Current Report on Form 8-K filed August 30, 2000;
    The description of our common stock contained in our registration statement on Form 8-B filed with the SEC on December 4, 1995; and
    Our Registration Statement on Form 8-A filed with the SEC on August 25, 1995.

In addition, all additional documents we file with the SEC pursuant to Section 13(a), 14 or 15(d) of the Exchange Act before all of the shares are sold shall be deemed to be incorporated in this prospectus any statement in, or incorporated in, this prospectus reference and be a part of this prospectus from the dates of filing of those documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated in this prospectus any statement in, or incorporated in, this prospectus by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus any statement in, or incorporated in, this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus any statement in, or incorporated in, this prospectus modifies or supersedes in this prospectus any statement in, or incorporated in, this prospectus. Any modified or superseded statement will not be deemed, except as modified or superseded, to constitute a part of this prospectus.

We will furnish without charge to each person to whom this prospectus is delivered, upon that person's written or oral request a copy of any or all of the documents incorporated in this prospectus any statement in, or incorporated in, this prospectus by reference (other than the exhibits to those documents unless those exhibits are specifically incorporated by reference). Written or telephone requests should be directed to: SangStat Medical Corporation, 6300 Dumbarton Circle, Fremont, CA 94555 (telephone number (510) 789-4300), Attention: Carole L. Nuechterlein, Vice President and General Counsel.

THE ISSUER

SangStat, The Transplant Company® is a global bio-pharmaceutical company applying a disease management approach to improving the outcome of organ, bone marrow, and stem cell transplantation. Since 1988, we have built a family of products and services to address the pre-transplant, acute care and chronic phases of transplant in the worldwide market. Our business is currently organized into two segments: Transplantation Products and Transplantation Services. The Transplantation Products segment consists of five marketed products, three principal product candidates and additional product candidates in various stages of research and development. The Transplantation Services segment consists of the Transplant Pharmacy®, which provides mail order distribution of drugs and transplant patient management services, and Transplant Rx.com™, the first online pharmacy dedicated to organ transplantation. We are headquartered in Fremont, California and our principal executive offices are located at 6300 Dumbarton Circle, Fremont, California 94555. Our telephone number is (510) 789-4300.

RISK FACTORS

You should carefully consider the following risk factors before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations would likely suffer. This prospectus contains forward-looking statements which involve risks and uncertainties. SangStat's actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses some of the factors that might cause those differences.

We have a history of operating losses and our future profitability is uncertain. We were incorporated in 1988 and have experienced significant operating losses since that date. As of June 30, 2000, our accumulated deficit was $161,284,000. Our operating expenses have increased from approximately $31.0 million to $60.9 million to $89.9 million over the three year period ended December 31, 1999, and were approximately $63.6 million for the six months ended June 30, 2000. Total revenues increased from approximately $4.5 million to $19.7 million to $58.2 million, and were approximately $36.2 million for the six months ended June 30, 2000, while losses from operations increased from approximately $26.5 million to $41.3 million and decreased to $31.7 million over the three year period ended December 31, 1999, and were approximately $27.4 million for the six months ended June 30, 2000. We cannot guarantee that we will ever achieve significant revenues from product sales or that we will achieve profitable operations. To date, our product revenues have been primarily derived from sales of Thymoglobulin, Lymphoglobuline, and Gengraf.

We may elect to raise additional funds within the next 12 months. Within the next twelve months, we may need to raise additional funds through financings and collaborative research and development arrangements with corporate partners. We may not be able to raise funds on favorable terms, if at all, and our discussions with potential collaborative partners may not result in any agreements. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain technologies, product candidates or products that we would not otherwise relinquish. To raise funds, we may also be required to sell shares of our common stock, which may be at prices below the price at which you may have purchased shares. Such sales would also constitute a dilution of your percent ownership of SangStat.

Our future growth depends on sales of key products. We expect to derive most of our future revenues from sales of Gengraf (cyclosporine capsule, USP, MODIFIED), a cyclosporine capsule product, and Thymoglobulin. We have limited experience selling our products. Our sales of Thymoglobulin began in the U.S. in 1999. We began distributing Gengraf in May 2000. We are marketing Gengraf in the United States under a co-promotion agreement with Abbott Laboratories ("Abbott"). We cannot guarantee that Abbott will be able to effectively market Gengraf pursuant to the agreement, and its failure to do so may impact sales of these products.

Any factor adversely affecting the regulatory approval of our cyclosporine capsule product or sale of Gengraf or Thymoglobulin, individually or together, would harm our business and results of operations. Sales of these products could be adversely affected by the following:

    competitive changes
    regulatory matters
    manufacturing or supply interruptions
    number of contracts with managed care providers and group purchasing organization factors affecting production
    marketing or pricing actions
    changes in the prescribing practices of transplant physicians reimbursement practices of third party payers
    product liability claims.

In particular, with respect to Gengraf, sales may be affected by the following:

    perceptions of both patients and physicians regarding use of a generic version of a critical, life-saving therapeutic other generic competitors such as Eon, which has a generic cyclosporine capsule the recall of SangCya Oral Solution
    intense competitive pressure from Novartis as well as the Novartis litigation.

Failure of sales to meet forecasts may also cause excessive inventory build- up, which, if not sold prior to lot expiration, may be required to be taken as a charge against earnings.

Our recent recall of SangCya Oral Solution in the U.S. could result in an FDA investigation and negative marketing by our competitors. We recalled all lots of SangCya Oral Solution from the US wholesalers in July 2000 and at the same time announced its withdrawal from the U.S. market. In addition to anticipated SangCya Oral Solution revenues being lost, the FDA may conduct an investigation into the circumstances that led to the SangCya recall. Responding to an FDA investigation could be costly, time consuming, and may distract senior management from other tasks. Negative marketing may reduce sales of Gengraf or Thymoglobulin as competitors attempt to use the recall in marketing against us and our products. The FDA or other regulatory authorities may review our future drug approval applications more carefully, which may result in slower approval times. If approvals are delayed, revenues from these products would also be delayed.

Our business exposes us to the risk of product liability claims for which we may not be adequately insured. We face an inherent business risk of exposure to product liability claims in the event that the use of our products results in adverse effects during research, clinical development or commercial use. We cannot guarantee we will avoid significant product liability exposure. Our product liability insurance coverage is currently limited to $10 million, which may not be adequate to cover potential liability exposures. Moreover, we cannot assure you adequate insurance coverage will be available at acceptable cost, if at all, or that a product liability claim would not harm our results of operations.

Our litigation with Novartis may be resolved adversely and will be a drain on time and resources. While we have settled the patent litigation with Novartis regarding SangCya Oral Solution, we are involved in litigation with Novartis in the U.S. and the U.K., which could potentially harm sales of SangCya Oral Solution and our cyclosporine capsule product candidates in Europe. See "Part II, Item 2 - Legal Proceedings" of our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2000. The course of litigation is inherently uncertain and we may not achieve a favorable outcome. The litigation, whether or not resolved favorably to us, is likely to be expensive, lengthy and time consuming, and divert management's attention.

Novartis' patent lawsuit against Abbott with respect to Gengraf may be resolved adversely. Novartis has sued Abbott claiming that Gengraf, the product we jointly market with Abbott, infringes certain Novartis patents. Novartis is seeking both a preliminary injunction and a permanent injunction to prevent the sale of Gengraf in the United States. Abbott informs us it believes that the lawsuit is without merit and that it intends to defend the lawsuit vigorously. We have not been named a defendant in this lawsuit, and under our agreement with Abbott, Abbott is obligated to indemnify us against such suits. The course of litigation is inherently uncertain, however; Novartis may choose to name us in this suit, Abbott may not prevail, or Abbott may choose to settle on terms adverse to our interests. Should we be named in this suit, we may incur expenses prior to reimbursement (if any) by Abbott pursuant to its indemnity obligation. Should Novartis succeed in obtaining a preliminary or permanent injunction, Gengraf may be temporarily or permanently removed from the market. If we or Abbott were forced to remove Gengraf from the market prior to the expiration of our co-promotion agreement with Abbott (December 31, 2004), our revenues would be materially adversely affected.

A change in marketing strategy and a delay in product approval have created excess perishable inventories. We have significant amounts of bulk cyclosporine active ingredient inventory that we are not using to manufacture finished product in the amount anticipated. This inventory was originally purchased for use in cyclosporine finished products to be sold in the United States and Europe. However, since we are now distributing Gengraf in the United States and we have withdrawn SangCya from the United States market, we are dependent on the European market to use this inventory. Although we plan to obtain marketing approval for a cyclosporine capsule product in Europe, the inherent uncertainty of the approval process makes it very difficult to forecast a launch date for this product. We currently expect approval of a cyclosporine capsule product in the UK at the end of 2001 at the earliest. If the approval and product launch are delayed, we may not be able to convert all the inventory into finished product and sell it before its expiration date. As a result, we could write off portions of our bulk active ingredient in the future, which could significantly reduce the gross margin reported for that future period.

If we do not develop and market new products, our business will be harmed. To achieve profitable operations, we must successfully develop, obtain regulatory approval for, manufacture, introduce and market products and product candidates. We cannot guarantee that we will successfully do this. Our product candidates will require extensive development and testing, as well as regulatory approval prior to commercialization. Our cyclosporine capsule product candidate in Europe has been delayed and we do not anticipate having approval of a cyclosporine capsule product in Europe until late 2001 at the earliest. In addition, cost overruns and product approval delays could occur due to the following:

    unanticipated regulatory delays or demands
    unexpected adverse side effects
    insufficient therapeutic efficacy.

These events would prevent or substantially slow down the development effort and ultimately would harm our business. Furthermore, there can be no assurance that any product candidate under development will be safe, effective or capable of being manufactured in commercial quantities at an economical cost, or that any product will not infringe the proprietary rights of others or will achieve market acceptance.

We may not be able to manufacture or obtain sufficient quantities of our products. We have contracted for commercial scale production of cyclosporine bulk material, the active ingredient of cyclosporine, for SangCya Oral Solution (to be sold outside the U.S.) and our cyclosporine capsule product candidates from Gensia Sicor and Abbott. We have also contracted with Eli Lilly and Company for the manufacture of SangCya Oral Solution and our cyclosporine capsule product candidates. We cannot control these suppliers, and they may fail to timely deliver adequate supplies of a sufficiently high quality product, and any such failure may delay product launch, impair our ability to deliver our products on a timely basis, or otherwise impair our competitive position, which would harm our business and results of operations.

Thymoglobulin is also difficult to manufacture and there can be no assurance that we will be able to manufacture commercial quantities at an economical cost. We acquired the IMTIX division of Aventis in 1998, including certain manufacturing capabilities with respect to Thymoglobulin. From time to time prior to the acquisition, certain batches of Thymoglobulin did not meet manufacturing specifications, resulting in a shortage of Thymoglobulin for commercial sale. We still rely on Aventis for certain important manufacturing services, including quality assurance, quality control, and lyophilization. We cannot guarantee that Aventis will continue to effectively and continuously provide us these critical manufacturing services. We cannot guarantee we will not experience manufacturing difficulties with respect to Thymoglobulin in the future which may impair our ability to deliver products on a timely basis, or otherwise impair our competitive position, which would harm our business.

We rely on third parties for manufacturing. We generally rely on third parties to manufacture compounds (other than Thymoglobulin and Lymphoglobuline) and devices for commercial sales and clinical trials. We cannot guarantee manufacturers will meet FDA standards governing Good Manufacturing Practices or other regulatory guidelines, that any Biologics License Applications, or BLA, required for manufacturing will be filed, reviewed and approved, or that any third-party manufacturer will pass a pre-approval inspection. We cannot guarantee we will be able to enter into additional commercial scale manufacturing contracts or that any other third-party arrangements can be established on a timely or commercially reasonable basis, or at all. We will depend on all such third parties to perform their obligations effectively and on a timely basis. We cannot guarantee that such parties will perform and any failures by third parties may delay clinical development or submission of products for regulatory approval, or otherwise impair our competitive position, which could harm our business. In addition, the manufacturing of drug candidates involves a number of technical steps and requires meeting stringent quality control specifications imposed by regulatory authorities and by us. Additionally, such products can only be manufactured in facilities approved by the applicable regulatory authorities. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently in the event that our manufacturers are unable to manufacture their products at one or more of their facilities. For certain of our potential products, we will need to develop our production technologies further for use on a larger scale in order to conduct human clinical trials and produce such products for commercial scale at an acceptable cost.

Failure of the market to adopt our products will harm our business. Whether or not our products receive regulatory approval, the market may not accept them. We cannot guarantee patients, physicians, pharmacists, or third- party payers will accept our products. Accordingly, we cannot guarantee our products and product candidates will obtain significant market share. Factors that may affect the willingness of patients, physicians, pharmacists and third- party payers to convert to SangStat products, if approved, include price, perception of bioequivalence, perceived clinical benefits and risks, ease of use, other product features and brand loyalty. In addition, other factors may limit the market acceptance of products we develop, including the timing of regulatory approval and market entry relative to competitive products, the availability of alternative therapies, the price of our products relative to alternative therapies, the availability of third-party reimbursement and the extent of our or third party distributor's or agents' marketing efforts. In particular, with respect to SangCya Oral Solution (outside the U.S.) and our cyclosporine capsule product candidates, we cannot guarantee we will be successful in taking significant market share away from Novartis, even if product approval is granted.

We may have a charge against earnings if we lose a breach of contract lawsuit. In August 2000, two affiliated suppliers sued our French subsidiary, IMTIX-SangStat SAS, for breach of contract because we ordered lower quantities than were anticipated by the agreements. The suppliers are asking for damages of $5 million for lost profits and reimbursement of capital expenditures. While we believe that this lawsuit is without merit, the course of litigation is inherently uncertain and we may not achieve a favorable outcome. If the judge finds in the suppliers' favor, we would suffer a one-time charge against earnings, which could be material if these parties are awarded the full amount requested. We have other suppliers who could supply us with sufficient product if these agreements are terminated or if these suppliers refuse to supply us with further product.

Fluctuations in quarterly and annual operating results may adversely affect our stock price. Our quarterly and annual operating results may fluctuate due to a variety of factors. We therefore believe that quarter-to- quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock. Our operating losses have been substantial each year since inception. We also expect losses to continue in the near future as a result of a number of factors, including:

    the uncertainty in the timing and the amount of revenue we earn upon product sales our achievement of research and development milestones
    our funding obligations under collaborative research agreements expenses we incur for product development, clinical trials and marketing and sales activities.

Our operating results may also fluctuate significantly as a result of other factors, including:

    the introduction of new products by our competition
    regulatory actions
    market acceptance of our products
    adoption of new technologies
    manufacturing capabilities
    cost of litigation
    third-party reimbursement policies.

Fluctuations in our operating results have affected our stock price in the past and are likely to continue to do so in the future. In particular, the realization of any of the risks described in this prospectus could have a significant and adverse impact on the market price for our stock.

Our stock price as well as the stock prices for competitors in our industry have historically been volatile. The market prices for securities of pharmaceutical and biotechnology companies, including ours, are highly volatile. The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market price for our common stock may fluctuate as a result of factors such as:

    announcements of new therapeutic products by us or our competitors announcements regarding collaborative agreements
    governmental regulations
    clinical trial results
    developments in patent or other proprietary rights
    public concern as to the safety of drugs developed by us or others comments made by securities analysts
    general market conditions.

Our future success depends on our ability to successfully manage growth. We continue to expand our operations, which places a strain upon our management, systems and resources. Our ability to compete effectively and to manage future growth, if any, will require us to continue to, on a timely basis, improve our financial and management controls, reporting systems and procedures and expand, train and manage an increasing number of employees. Our failure to do so would harm our results of operations.

Failure to protect our intellectual property would adversely affect our business. Our success depends in part on our ability to obtain and enforce patent protection for our products and to preserve our trade secrets. We hold patents and pending patent applications in the United States and abroad. Some of our patents involve specific claims and thus do not provide broad coverage. There can be no assurance that our patent applications or any claims of these patent applications will be allowed, or found to be valid or enforceable, that any patents or any claims of these patents will provide us with competitive advantages for our products or that such issued patents and any patents issued under pending patent applications will not be successfully challenged or circumvented by our competitors. We have not conducted extensive patent and prior art searches with respect to our product candidates and technologies, and we cannot guarantee that third-party patents or patent applications do not exist or could not be filed in the United States, Europe or other countries which would have an adverse effect on our ability to market our products. We cannot guarantee claims in our patent applications would be allowed, or found to be valid or enforceable, or that any of our products would not infringe on others' patents or proprietary rights in the United States or abroad. We also have patent licenses from third parties whose patents and patent applications are subject to the same risks as ours.

We cannot guarantee we will be able to manufacture, or that we have manufactured, formulated or commercialized our cyclosporine capsule product candidates without infringing patent or other proprietary rights of Novartis or other third parties.

Patent applications in the United States are maintained in secrecy until patents issue. Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first to discover compositions covered by our pending patent applications or the first to file patent applications on such compositions. Our pending patent applications may not result in issued patents and any of our issued patents may not afford protection against a competitor.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our employees and consultants. We cannot guarantee these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known or independently developed by competitors.

We have registered or applied for trademark registration of the names of all of our marketed products and plan to register the names of our products under development once a name has been selected for the product candidate. We have registered or applied for trademark registration of the names of most of our products under development or commercialized for research and development use. However, these trademark registrations may not be granted to us or may be challenged by competitors.

We face substantial competition. The drugs we develop compete with existing and new drugs being created by pharmaceutical, biopharmaceutical, biotechnology and diagnostics companies and universities. Many of these entities have significantly greater research and development capabilities, as well as substantial marketing, manufacturing, financial and managerial resources and represent significant competition. The principal factors upon which our products compete are product utility, therapeutic benefits, ease of use, effectiveness, marketing, distribution and price. With respect to Thymoglobulin, Gengraf, SangCya Oral Solution and cyclosporine capsules, we are competing against large companies that have significantly greater financial resources and established marketing and distribution channels for competing products. For example, Novartis currently controls virtually 100% of the worldwide cyclosporine markets and has significantly greater resources than we do. We cannot guarantee we will be able to compete successfully against Novartis. To date, we have a limited number of contracts with managed care providers and group purchasing organizations. Our future sales will be dependent on our ability to enter into contracts with these entities. The drug industry is characterized by intense price competition and we expect we will face this and other forms of competition. We cannot guarantee that developments by others will not render our products or technologies obsolete or noncompetitive, or that we will be able to keep pace with technological developments. Many of our competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for products that compete with our own. Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective and less costly. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical trials of pharmaceutical products and obtaining regulatory approvals of such products. Accordingly, our competitors may succeed in commercializing products more rapidly than we can. For example, we believe that the degree of market penetration of a cyclosporine capsule is dependent in part on whether we are the first company to market a bioequivalent formulation of cyclosporine. We believe that other companies may be developing cyclosporine formulations that may be marketed as generic equivalents. Were these competitors to develop their products more rapidly and complete the regulatory process sooner, that would harm our business.

Other treatments for the problems associated with transplantation that our products seek to address are currently available and under development. To the extent these therapeutics or monitoring products address the problems associated with transplantation on which we have focused, they may represent significant competition.

The Transplant Pharmacy may not become a viable distributor. Establishing The Transplant Pharmacy as a viable distributor of pharmaceutical products and services entails a number of risks, including our ability to enter into agreements with transplant centers to utilize The Transplant Pharmacy's services, compliance with state regulations regarding pharmacy licensing and compliance with federal and state laws regulating payments for referrals for health care services. On November 11, 1998, the Office of the Inspector General, or OIG, of the Department of Health & Human Services issued an Advisory Opinion which stated that the placement by a pharmacy of a licensed pharmacist at a hospital transplant center might constitute prohibited remuneration under the anti-kickback statute section of the Social Security Act. This Advisory Opinion was not addressed at us, and the Advisory Opinion only applies to the party to whom it was addressed. We believe the Advisory Opinion does not apply to an operation like The Transplant Pharmacy and our operation does not make prohibited remuneration. We cannot guarantee that the OIG will agree with this analysis, in which case we may reorganize The Transplant Pharmacy so that it would no longer include an on-site pharmacist at transplant centers. We cannot guarantee that we will be successful in establishing The Transplant Pharmacy as a viable distributor of pharmaceutical products and services.

If our products do not receive regulatory approvals, or if we do not otherwise comply with government regulations, our business would be harmed. Our research, preclinical development, clinical trials, manufacturing, marketing and distribution of our products in the United States and other countries are subject to extensive regulation by numerous governmental authorities including, but not limited to, the FDA. In order to obtain regulatory approval of a drug product, we must demonstrate to the satisfaction of the applicable regulatory agency, among other things, that such product is safe and effective for its intended uses and that the manufacturing facilities are in compliance with GMP requirements. We must also demonstrate the approvability of a BLA for our biological products. The approval of our generic product candidates is dependent on demonstrating bioequivalence with reference products in addition to assurance of compliance with GMP regulations.

The process of obtaining FDA and other required regulatory approvals is lengthy and will require the expenditure of substantial resources, and we cannot guarantee that we will be able to obtain the necessary approvals. Moreover, if and when such approval is obtained, the marketing, distribution and manufacture of our products would remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval, withdrawal of approvals and criminal prosecution of SangStat and our employees.

Our therapeutic products are subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement, which vary from country to country. The process of obtaining foreign regulatory approvals can be lengthy and require the expenditure of substantial resources, and we cannot guarantee we will be able to obtain the necessary approvals or the approvals for the proposed indications.

We depend on collaborative relationships. We have a number of strategic relationships for the development and distribution of our products. In particular, we have entered into a multi- year co-promotion, distribution and research agreement for Gengraf in the U.S. with Abbott. We are dependent upon Abbott for certain regulatory, manufacturing, marketing, and sales activities under the agreement. Abbott may not perform satisfactorily and any such failure may delay regulatory approval, product launch, impair our ability to deliver products on a timely basis, or otherwise impair our competitive position, which would harm our business. We may enter into additional collaborative relationships with corporate and other partners to develop and commercialize certain of our potential products. We cannot assure you that we will be able to negotiate acceptable collaborative arrangements in the future, that such collaborations will be available to us on acceptable terms or that any such relationships, if established, will be scientifically or commercially successful.

We depend upon key personnel. Our ability to develop our business depends in part upon our attracting and retaining qualified management and scientific personnel. As the number of qualified personnel is limited, competition for such personnel is intense. We cannot assure you that we will be able to continue to attract or retain such people. The loss of our key personnel or the failure to recruit additional key personnel could significantly impede attainment of our objectives and harm our financial condition and results of operations. Our planned activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel, in areas such as research, product development, preclinical testing, clinical trial management, regulatory affairs, finance, manufacturing, pharmacy affairs and marketing and sales. The inability to acquire such services or to develop such expertise could harm our business.

Pharmaceutical pricing and reimbursement is uncertain. Our ability to commercialize our products may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. The pricing, availability of distribution channels and reimbursement status of newly approved healthcare products is highly uncertain and we cannot assure you that adequate third-party coverage will be available for us to maintain price levels sufficient for realization of an appropriate return on our investment in product development. In certain foreign markets, pricing or profitability of healthcare products is subject to government control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. In addition, an increasing emphasis on managed care in the United States has and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on our business, the announcement of such proposals or efforts could harm our ability to raise capital, and the adoption of such proposals or efforts could harm our results of operations. Further, to the extent that such proposals or efforts harm other pharmaceutical companies that are our prospective corporate partners, our ability to establish corporate collaborations may be adversely affected. In addition, third-party payers are increasingly challenging the prices charged for medical products and services. We cannot guarantee that our products and product candidates, if approved, will be considered cost effective or that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis.

We deal with hazardous materials. In connection with our research and development activities and operations, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. We cannot assure you that we will not incur significant costs to comply with environmental and health and safety regulations. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and infectious biological specimens. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our ability to pay.

Our charter documents, stockholder rights plan and Delaware law may serve to deter a takeover. Certain provisions of our Certificate of Incorporation and our recently amended Bylaws could delay or make more difficult a merger, tender offer or proxy contest, which could adversely affect the market price of our common stock. Our board of directors has the authority to issue up to 5 million shares of preferred stock and to determine the price, rights preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, we have adopted a stockholder rights plan. The plan allows for the issuance of a dividend to stockholders of rights to acquire our shares or, under certain circumstances, an acquiring corporation, at less than half their fair market value. The plan could have the effect of delaying, deferring or preventing a change in control. In addition, we are subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control.

USE OF PROCEEDS

We will not receive any proceeds from sales of the shares by the selling stockholder. The selling stockholder will receive all of the proceeds of the sale of the shares. However, we will pay all costs and expenses incurred in connection with the registration of the shares under the Securities Act and the offering made hereby, other than underwriting discounts and commissions, which will be paid by the selling stockholder.

SELLING STOCKHOLDER

This prospectus relates to the sale by the selling stockholder from time to time of up to 451,128 shares of our common stock. However, the selling stockholder is not obligated to, and there is no assurance that the selling stockholder will, sell any or all of the shares.

The shares were acquired by the selling stockholder from us on February 15, 2000. The selling stockholder acquired the shares in a private placement exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act.

PLAN OF DISTRIBUTION

The selling stockholder may sell shares to or through one or more underwriters or dealers and also may sell shares directly to purchasers or through agents. The distribution of shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling stockholder may sell its shares by one or more of the following methods:

    block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
    purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;
    an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; and
    ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In connection with the sale of shares, underwriters may receive compensation from the relevant selling stockholder or from purchasers of shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the relevant selling stockholder and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling stockholder elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling stockholder and any other required information.

Under agreements which may be entered into by the selling stockholder, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling stockholder against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify in certain circumstances the selling stockholder and any underwriter and certain control and other persons related to the foregoing person against certain liabilities, including liabilities under the Securities Act. The selling stockholder has agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

The selling stockholder is not obligated to, and there is no assurance that the selling stockholder will, sell any or all of the shares.

We will pay expenses, if any, other than underwriting discounts and commissions incurred in connection with the offering and sale to the public of the shares by the selling stockholder, including, without limitation, all registration and filing fees and the fees and disbursements of our outside counsel and independent accountants.

We agreed with the selling stockholder to keep the registration statement of which this prospectus constitutes a part effective for a period of One Hundred Eighty (180) days or, if earlier, until the distribution contemplated in this prospectus has been completed.

VALIDITY OF SHARES

Carole L. Nuechterlein, our Vice President and General Counsel, will give a legal opinion concerning the validity of the shares.

EXPERTS

The annual consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

TABLE OF CONTENTS

Prospectus

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the shares registered under this registration statement:

Securities and Exchange Commission Registration Fee	$ 1,800
Legal Fees and Expenses	7,500
Accounting Fees and Expenses	5,000
Miscellaneous	1,000
Total	15,300

We will pay all such expenses. All amounts are estimated except the SEC registration fee.

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Certificate of Incorporation and Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its directors. The Registrant also has purchased and maintained insurance for its officers, directors, employees or agents against liabilities which an officer, a director, an employee or an agent may incur in his capacity as such.

Item 16. Exhibits

Exhibit Number	Description of Exhibit
4.1

Provisions of the Company's Restated Certificate of Incorporation, dated as of June 2, 1995, that define the rights of securityholders (incorporated by reference to the Company's registration statement on Form 8-B filed with the SEC on December 4, 1995, to which these provisions were attached as an exhibit).

4.2

Provisions of the Company's Certificate of Designation for the Series A Junior Participating Preferred Stock, filed with the Delaware Secretary of State on August 16, 1995 (incorporated by reference to the Company's current report on Form 8-K filed with the SEC on August 14, 1995, to which these provisions were attached as an exhibit).

4.3

Provisions of the Company's Restated Bylaws that define the rights of securityholders (incorporated by reference to Exhibit 3.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).

4.4

Registration Rights Agreement, dated as of February 15, 2000, by and between the Company and BioPharma Equities Holdings NV (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.)

5	Opinion of Carole L. Nuechterlein regarding the validity of the shares.
23.1	Independent Auditors' Consent.
23.2	Consent of Carole L. Nuechterlein. (Included in 5)
24	Powers of Attorney (included on signature page herein).

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, SangStat Medical Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, California, on September 25, 2000.

SangStat Medical Corporation

By:	/s/ Jean-Jacques Bienaimé

Name: Jean-Jacques Bienaimé
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jean-Jacques Bienaimé and Stephen G. Dance, and each of them individually (with full power to each of them to act alone), as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the SEC in connection with the registration of these securities of the registrant, including to sign this registration statement and any and all amendments (including post-effective amendments) thereto, and to file such registration statement and any and all such amendments or supplements, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, as of September 25, 2000.
Signature	Title
/s/ Philippe Pouletty Philippe Pouletty, M.D.	Chairman of the Board of Directors
/s/ Jean-Jacques Bienaimé Jean-Jacques Bienaimé	Chief Executive Officer, Director
/s/ Stephen G. Dance Stephen G. Dance, CPA, FCA	Senior Vice President, Finance (Principal Accounting Officer)
/s/ Fredric J. Feldman Fredric J. Feldman, Ph.D.	Director
/s/ Elizabeth Greetham Elizabeth Greetham	Director
../s/ Richard D. Murdock Richard D. Murdock	Director
/s/ Andrew Perlman Andrew Perlman, M.D., Ph.D.	Director
/s/ Vincent Worms Vincent Worms	Director

INDEX TO EXHIBITS
Exhibit Number	Description of Exhibit	Page Number
4.1

Provisions of the Company's Restated Certificate of Incorporation, dated as of June 2, 1995, that define the rights of securityholders (incorporated by reference to the Company's registration statement on Form 8-B filed with the SEC on December 4, 1995, to which these provisions were attached as an exhibit).

4.2

Provisions of the Company's Certificate of Designation for the Series A Junior Participating Preferred Stock, filed with the Delaware Secretary of State on August 16, 1995 (incorporated by reference to the Company's current report on Form 8-K filed with the SEC on August 14, 1995, to which these provisions were attached as an exhibit).

4.3

Provisions of the Company's Restated Bylaws that define the rights of securityholders (incorporated by reference to Exhibit 3.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000).

4.4

Registration Rights Agreement, dated as of February 15, 2000, by and between the Company and BioPharma Equities Holdings NV (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

5	Opinion of Carole L. Nuechterlein regarding the validity of the shares.
23.1	Independent Auditors' Consent.
23.2	Consent of Carole L. Nuechterlein. (Included in 5)
24	Powers of Attorney (included on signature page herein).